SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment Number 1)

                   PHP HEALTHCARE CORPORATION
  _____________________________________________________________
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
  _____________________________________________________________
                 (Title of Class of Securities)

                            693344103
              ___________________________________
                         (CUSIP Number)


                     Mr. Charles H. Robbins
                    11440 Commerce Park Drive
                     Reston, Virginia  20191
                         (703) 758-3600
        ________________________________________________________
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         October 9, 1996
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid within this statement [ ].

                       Page 1 of 19 Pages

CUSIP No.  693344103

1
NAME OF REPORTING PERSONS AND
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Charles H. Robbins and Ellen E. Robbins

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [ X ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:  N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

     N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER:         2,010,076 (See Item 5 below)
8  SHARED VOTING POWER:
9  SOLE DISPOSITIVE POWER:    2,010,076 (See Item 5 below)
10 SHARED DISPOSITIVE POWER:

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     2,010,076 (See Item 5 below)

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     17.44%

14
TYPE OF REPORTING PERSON:

     IN

                       Page 2 of 19 Pages

CUSIP No.  693344103

1
NAME OF REPORTING PERSONS AND
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Jack M. Mazur and Lynn Mazur

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [ X ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:  N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

     N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER:         999,307 (See Item 5 below)
8  SHARED VOTING POWER:
9  SOLE DISPOSITIVE POWER:    999,307 (See Item 5 below)
10 SHARED DISPOSITIVE POWER:

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     999,307 (See Item 5 below)

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     8.71%
14
TYPE OF REPORTING PERSON:

     IN

                       Page 3 of 19 Pages

CUSIP No.  693344103

1
NAME OF REPORTING PERSONS AND
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     VACHR, Inc.

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [ X ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:  N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

     N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Virginia Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER:         999,307 (See Item 5 below)
8  SHARED VOTING POWER:
9  SOLE DISPOSITIVE POWER:    999,307 (See Item 5 below)
10 SHARED DISPOSITIVE POWER:

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     999,307 (See Item 5 below)

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  [   ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     8.71%
14
TYPE OF REPORTING PERSON:

     CO

                       Page 4 of 19 Pages

CUSIP No.  693344103

1
NAME OF REPORTING PERSONS AND
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Michael D. Starr

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [ X ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:  N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

     N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER:         329,136
8  SHARED VOTING POWER:
9  SOLE DISPOSITIVE POWER:    329,136
10 SHARED DISPOSITIVE POWER:

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     329,136

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     2.94%
14
TYPE OF REPORTING PERSON:

     IN

                       Page 5 of 19 Pages

CUSIP No.  693344103

1
NAME OF REPORTING PERSONS AND
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Shamrock Investments

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [ X ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:  N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

     N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     California General Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER:         288,673
8  SHARED VOTING POWER:
9  SOLE DISPOSITIVE POWER:    288,673
10 SHARED DISPOSITIVE POWER:

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     1,078,036

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     9.40%

14
TYPE OF REPORTING PERSON:

     PN

                       Page 6 of 19 Pages

CUSIP No.  693344103

1
NAME OF REPORTING PERSONS AND
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Charles P. Reilly

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [ X ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:  N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

     N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER:         739,579
8  SHARED VOTING POWER:
9  SOLE DISPOSITIVE POWER:    739,579
10 SHARED DISPOSITIVE POWER:

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     1,078,036

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     9.40%
14
TYPE OF REPORTING PERSON:

     IN

                       Page 7 of 19 Pages

CUSIP No.  693344103

1
NAME OF REPORTING PERSONS AND
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE
PERSONS:

     Michael E. Gallagher

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [ X ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:  N/A

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

     N/A

6
CITIZENSHIP OR PLACE OF ORGANIZATION:

     Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7  SOLE VOTING POWER:         565,130
8  SHARED VOTING POWER:
9  SOLE DISPOSITIVE POWER:    565,130
10 SHARED DISPOSITIVE POWER:

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     1,078,036

12
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES  [ ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     9.40%
14
TYPE OF REPORTING PERSON:

     IN

                       Page 8 of 19 Pages

                          INTRODUCTION


     This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D (the "Voting Group 13D")jointly filed on October 7, 1994 by Charles H. Robbins and Ellen E. Robbins, Jack M. Mazur and Lynn Mazur, VACHR, Inc., a Virginia corporation, Michael D. Starr, Shamrock Investments ("Shamrock"), Charles P. Reilly and Michael E. Gallagher (collectively, the "Reporting Persons") with respect to the shares of common stock (the "Common Stock"), $.01 par value, of PHP Healthcare Corporation, a
Delaware corporation (the "Issuer"). The amendment also amends and supplements the Schedule 13D (the "Shamrock Group 13D") jointly filed on October 7, 1994 by Shamrock Investments, Charles P. Reilly and Michael E. Gallagher with respect to the Common Stock of the Issuer.

     A Voting Agreement in respect of the Common Stock of the Issuer was entered into by the Reporting Persons on October 7, 1994. The Voting Agreement expired on October 7, 1996. This amendment to the Schedule 13D is being filed to reflect the expiration of the Voting Agreement and the fact that the Reporting Persons will no longer be considered a "group" or part of a "group." Future filings will be made of Schedule 13G for
(i) Charles H. Robbins and Ellen E. Robbins and (ii) Jack M. Mazur and Lynn Mazur. Future amendments by Shamrock and Messrs. Reilly and Gallagher will be made to the Shamrock Group 13D.
Mr. Starr is the beneficial owner of less than 5% of the Common Stock of the Issuer and, as such, is not required to make any additional filings. Prior disclosure in the Voting Group 13D or the Shamrock Group 13D inconsistent with this Amendment is hereby superseded.

     ITEM 1.   SECURITY AND ISSUER.

               This Schedule 13D relates to the Common Stock,
$.01 par value of PHP Healthcare Corporation, a Delaware corporation. The address of the principal executive offices of the Issuer is 11440 Commerce Park Drive, Reston, Virginia 20191.

     ITEM 2.   IDENTITY AND BACKGROUND.

               This Schedule 13D is being jointly filed by Charles H. Robbins and Ellen E. Robbins, Jack M. Mazur and Lynn Mazur, VACHR, Inc., Michael D. Starr, Shamrock, Charles P. Reilly and Michael E. Gallagher, who, prior to the expiration of the Voting Agreement on October 7, 1996 (see Item 6), constituted a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended.

     Charles H. Robbins and Ellen E. Robbins are husband and wife. Ellen E. Robbins is Trustee under Trust Indentures dated October 1, 1985, FBO Caroline H. Robbins, Charles H. Robbins, Grantor, and FBO Lee S. Robbins, Charles H. Robbins, Grantor. Mr. Robbins is the Chief Executive Officer and Chairman of the Board of Directors of the

                       Page 9 of 19 Pages

Issuer. The principal business address of Mr. and Mrs. Robbins is 11440 Commerce Park Drive, Reston, Virginia 20191. Mr. and
Mrs. Robbins are citizens of the United States.

     Jack M. Mazur and Lynn Mazur are husband and wife.  VACHR,
Inc. is a Virginia corporation wholly owned by Lynn Mazur.  Mr.
Mazur is the President and a director of the Issuer. The principal business address of Mr. and Mrs. Mazur is 11440
Commerce Park Drive, Reston, Virginia 20191. Mr. and Mrs. Mazur are citizens of the United States.

     Michael D. Starr is a Senior Executive Vice President and a director of the Issuer. His principal business address is 11440
Commerce Park Drive, Reston, Virginia 20191. Mr. Starr is a citizen of the United States.

     Shamrock is a California general partnership whose principal business office is located at 2049 Century Park East, Suite 3330, Los Angeles, California 90067. Shamrock is a financial advisory and investment firm that specializes in the health care industry.

     Charles P. Reilly and Michael E. Gallagher are the general partners of Shamrock and are principally engaged in its business activities. Their principal business address 2049 Century Park East, Suite 3330, Los Angeles, California 90067. In addition, Mr. Reilly is a director of the Issuer, and Messrs. Reilly and Gallagher are employed by the Issuer. Messrs. Reilly and Gallagher are citizens of the United States.

     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
               CONSIDERATION.

               Not Applicable.

     ITEM 4.   PURPOSE OF THE TRANSACTION.

               The shares of Common Stock, options and
convertible promissory notes described in Item 5 below were acquired for investment. Messrs. Robbins and Mazur have been executive officers and directors of the Issuer since 1976.
Mr. Starr has been an executive officer and director of the Issuer since 1981 and 1985, respectively. Mr. Reilly has been a director of the Issuer since 1991, and Shamrock has been a financial advisor to the Issuer since 1990. Although the Issuer from time to time may consider proposals for extraordinary transactions, such as a merger or sale of its assets, none of the

                       Page 10 of 19 Pages

Reporting Persons has current plans or proposals which relate to or would result in any transactions, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Each of the Reporting Persons reserves the right to purchase additional shares of Common Stock, although they have no present intention, understanding or commitment to purchase any additional shares, either separately or jointly, except that Messrs. Robbins, Mazur, Starr and Reilly may continue to receive shares of Common Stock in payment of fees as a director of the Issuer.


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.


               Charles H. Robbins beneficially owns 1,710,076 shares of Common Stock (which does not include shares owned by Ellen E. Robbins, individually and as trustee, described below, or 100,000 shares held by Charles H. Robins' son, Charles B. Robbins). These shares represent approximately 14.84% of the outstanding Common Stock of the Issuer. Charles H. Robbins has sole voting and dispositive power with respect to such shares.
The filing of this statement by Charles H. Robbins shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Ellen E. Robbins or Charles B. Robbins.

     Ellen E. Robbins, individually and as trustee under trusts established by Charles H. Robbins for the benefit of Caroline H. Robbins and Lee S. Robbins, beneficially owns 300,000 shares of Common Stock, which represent approximately 2.73% of the outstanding Common Stock of the Issuer. Ellen E. Robbins shares voting and dispositive power with respect to such shares. The filing of this Statement by Ellen E. Robbins should not be construed as an admission that she is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities owned by Charles H. Robbins or Charles
B. Robbins.

     In the aggregate, Charles H. Robbins and Ellen E. Robbins
(individually and as trustee) beneficially own 2,010,076 shares of Common Stock, which represent approximately 17.44% of the outstanding Common Stock of the Issuer.

     Jack M. Mazur beneficially owns 487,293 shares of Common Stock (which does not include the shares owned by VACHR, Inc., described below, or 30,000 shares owned by J&J Investment Partnership, a partnership wholly owned by certain family members of Jack M. Mazur). These shares represent approximately 4.25% of the outstanding Common Stock of the Issuer. Jack M. Mazur has sole voting and dispositive power with respect to such shares. The filing of this statement by Jack M. Mazur shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the

                       Page 11 of 19 Pages

Exchange Act, the beneficial owner of any of the securities owned by Lynn Mazur, VACHR, Inc. or J&J Investment Partnership.

     Lynn Mazur, through VACHR, Inc., owns 512,014 shares of Common Stock, which represent approximately 4.66% of the outstanding Common Stock of the Issuer. VACHR, Inc. has sole voting and dispositive power with respect to such shares. The filing of this statement by Lynn Mazur and VACHR, Inc. shall not be construed as an admission that Lynn Mazur or VACHR, Inc. is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any of the securities owned by Jack M. Mazur or J&J Investment Partnership.

     In the aggregate, Jack M. Mazur and Lynn Mazur (through
VACHR, Inc.) beneficially own 999,307 shares of Common Stock, which represent approximately 8.71% of the outstanding Common
Stock of the Issuer.

     Michael D. Starr beneficially owns 329,136 shares of Common
Stock, which represents approximately 2.94% of the outstanding
Common Stock of the Issuer. Michael D. Starr has sole voting and dispositive power with respect to such shares.

     Shamrock owns 200,000 shares of Common Stock, options to purchase an additional 22,500 shares of Common Stock, all of which are currently exercisable, and a promissory note of the Issuer which is convertible after September 1995 into 6,173 shares of Common Stock.1 In the aggregate, the shares owned and subject to being acquired upon exercise of options and conversion of the promissory note represent approximately 2.07% of the outstanding Common Stock of the Issuer. Shamrock has sole voting and dispositive power with respect to such shares.

     Charles P. Reilly owns 236,847 shares of Common Stock, options to purchase an additional 189,642 shares of Common Stock, and a promissory note of the Issuer which is convertible after September 1995 into 84,417 shares of Common Stock. Charles P. Reilly may be deemed also to beneficially own the shares, options and convertible note owned by Shamrock, described above.2 In the aggregate, the shares owned and subject to being acquired upon exercise of options and conversion of the promissory note represent
________________________________
1 In accordance with Rule 13d-3(d)(1), 6,173 shares which may be acquired through the conversion of the promissory note are deemed to be beneficially owned.

2 In accordance with Rule 13d-3(d)(1), 90,590 shares which may be acquired more than 60 days from the date hereof through the exercise of options or the conversion of promissory notes are deemed to be beneficially owned.


                       Page 12 of 19 Pages
approximately 4.53% of the outstanding Common Stock of the Issuer. Charles P. Reilly has sole voting and dispositive power with respect to such shares.

     Michael E. Gallagher owns 172,220 shares of Common Stock, options to purchase 102,858 shares of Common Stock, and a promissory note of the Issuer which is convertible after September 1995 into 63,379 shares of Common Stock.
Michael E. Gallagher may be deemed also to beneficially own the shares, options and convertible note owned by Shamrock, described above.3 In the aggregate, the shares owned and subject to being acquired upon exercise of options and conversion of the promissory note represent approximately 3.03% of the outstanding Common Stock of the Issuer. Michael E. Gallagher has sole voting and dispositive power with respect to such shares.

     Shamrock and Charles P. Reilly and Michael E. Gallagher are members of a group which has filed a separate Schedule 13D dated
October 7, 1994, and any future amendments will be made to that separate Schedule 13D as may be required.

     There have been no transactions by any of the Reporting
Persons in shares of Common Stock during the past 60 days.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
               ISSUER.


               The Reporting Persons entered into a Voting
Agreement, the material terms of which were described in the
Schedule 13D (dated October 7, 1994) filed jointly by the
Reporting Persons. The Voting Agreement expired pursuant to its terms on October 7, 1996.

     Certain shares of Common Stock owned by Messrs. Reilly and Gallagher are held in escrow, and certain shares owned by them have been pledged to secure Shamrock's purchase from the Issuer of 200,000 shares of Common Stock.

___________________________
3 In accordance with Rule 13d-3(d)(1), 63,379 shares which may be acquired more than 60 days from the date hereof through the exercise of options or the conversion of promissory notes are deemed to be beneficially owned.

                       Page 13 of 19 Pages

     The shares of Common Stock owned by Messrs. Robbins and Mazur are pledged to the Issuer as security for certain loans by the Issuer to each of Messrs. Robbins and Mazur pursuant to the Issuer's Executive Loan Program.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               1.   Consent to Joint Filing of Schedule 13D.




























                       Page 14 of 19 Pages

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 9, 1996             /s/ Charles H. Robbins
                                   __________________________
                                   Charles H. Robbins

Date:  October 9, 1996             /s/ Ellen E. Robbins
                                   __________________________
                                   Ellen E. Robbins


Date:  October 9, 1996             /s/ Ellen E. Robbins
                                   __________________________
                                   Ellen E. Robbins, Trustee Under
                                   Trust Indenture dated October 1,
                                   1985, FBO Caroline H. Robbins,
                                   Charles H. Robbins, Grantor


Date:  October 9, 1996             /s/ Ellen E. Robbins
                                   __________________________
                                   Ellen E. Robbins, Trustee Under
                                   Trust Indenture dated October 1,
                                   1985, FBO Lee S. Robbins,
                                   Charles H. Robbins, Grantor


Date:  October 9, 1996             /s/ Jack M. Mazur
                                   __________________________
                                   Jack M. Mazur


Date:  October 9, 1996             /s/ Lynn Mazur
                                   __________________________
                                   Lynn Mazur

                       Page 15 of 19 Pages

                                   VACHR, Inc., a Virginia
                                        corporation


Date:  October 9, 1996             /s/ Lynn Mazur
                                   __________________________
                                   By:  Lynn Mazur
                                   Its President


Date:  October 9, 1996             /s/ Michael D. Starr
                                   __________________________
                                   Michael D. Starr


                                   Shamrock Investments, a
                                        California general
                                        partnership


Date:  October 9, 1996             /s/ Charles P. Reilly
                                   __________________________
                                   Charles P. Reilly
                                   Managing General Partner


Date:  October 9, 1996             /s/ Charles P. Reilly
                                   __________________________
                                   Charles P. Reilly


Date:  October 9, 1996             /s/ Michael E. Gallagher
                                   __________________________
                                   Michael E. Gallagher


                       Page 16 of 19 Pages

                        INDEX TO EXHIBITS


Exhibit No.             Exhibit                              Page

  1            Consent to Joint Filing of Schedule 13D         18
























































                       Page 17 of 19 Pages